EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) before equity in income of unconsolidated entities and income taxes	$64,659	$(26,419)	$120,812	$34,590	$36,704
Gain on sales of real estate	9,890	40,986	68,047	10,671	9,016
Combined fixed charges and preferred share dividends (from below)	89,737	104,541	111,737	115,842	120,307
Amortization of capitalized interest	2,631	2,715	2,591	2,374	1,977
Distributed income of equity investees	1,496	732	361	225	1,857
Subtract:
Capitalized interest (from below)	(5,229)	(5,723)	(7,151)	(6,065)	(8,785)
Preferred share dividends included in fixed charges	(6,219)	(14,297)	(14,210)	(15,939)	(19,971)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(660)	(660)
Preferred distributions of other consolidated entities	(16)	(16)	(16)	(16)	(16)
Total earnings	$156,289	$101,859	$281,511	$141,022	$140,429

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$76,983	$83,163	$89,074	$92,393	$82,010
Interest expense on discontinued operations	—	—	—	—	8,221
Capitalized interest (internal and external)	5,229	5,723	7,151	6,065	8,785
Amortization of debt issuance costs-capitalized	—	—	8	186	144
Interest included in rental expense	630	682	618	583	500
Preferred share dividends	6,219	14,297	14,210	15,939	19,971
Preferred unit distributions	660	660	660	660	660
Preferred distributions of other consolidated entities	16	16	16	16	16
Total combined fixed charges and preferred share dividends	$89,737	$104,541	$111,737	$115,842	$120,307

Ratio of earnings to combined fixed charges and preferred share dividends	1.74	0.97	2.52	1.22	1.17

Deficiency		$2,682

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations), amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.